Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181928

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.
SUPPLEMENT NO. 7 DATED SEPTEMBER 19, 2013
TO THE PROSPECTUS DATED FEBRUARY 14, 2013

This document supplements, and should be read in conjunction with, our prospectus dated February 14, 2013, as supplemented by Supplement No. 5 dated August 20, 2013 and Supplement No. 6 dated September 3, 2013. Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 7 is to disclose:

•	the status of our follow-on offering;

•	the anticipated duration of our follow-on offering; and

•
updates to the descriptions of our real estate acquisitions in our prospectus, including our recent acquisitions of Johns Creek Medical Pavilion located in Johns Creek, Georgia; Winn Medical Office Building II located in Decatur, Georgia; Greeley Cottonwood MOB located in Greeley, Colorado; and UK Senior Housing Portfolio located in England, Scotland and Jersey, United Kingdom.

Status of Our Follow-on Offering

We commenced our follow-on offering of shares of our common stock on February 14, 2013. As of September 18, 2013, we had received and accepted subscriptions in this offering for 134,739,938 shares of our common stock, or approximately $1,372,577,000 excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of September 18, 2013, approximately $222,423,000 in shares of our common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP.

Anticipated Duration of Our Follow-on Offering

The following information should be read in conjunction with the last paragraph of the cover page of our prospectus, the “Questions and Answers About This Offering — How long will this offering last?” section on page 3 of our prospectus and the second paragraph of the “Plan of Distribution — General” section on page 204 of our prospectus:

We have disclosed in our prospectus that we may sell shares of our common stock under this offering until the earlier of February 14, 2015 or the date on which the maximum offering amount has been sold, subject to our board of directors' right to extend the offering for an additional year or as otherwise permitted under applicable law. We also reserved the right to terminate the offering at any time and to periodically evaluate the status of the offering to determine whether we should terminate the offering prior to February 14, 2015. Accordingly, in Supplement No. 5 dated August 20, 2013, we previously disclosed that our board of directors anticipated that our follow-on offering would terminate on or around October 15, 2013 based on the pace of sales of our common stock. However, our board of directors now anticipates that we will terminate our follow-on offering on or around October 1, 2013. This determination is based on the current and anticipated pace of sales of our common stock. We will continue to monitor the pace of sales during the course of this offering, and may adjust our anticipated offering termination date as necessary should these factors change.

Recent Acquisitions
The following information should be read in conjunction with the “Prospectus Summary – Description of Investments” section beginning on page 8 of our prospectus and the “Investment Portfolio” section beginning on page 110 of our prospectus:
Acquired Properties

As of September 18, 2013, we had completed 64 acquisitions, comprising 223 buildings and an aggregate of approximately 7,877,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $2,096,936,000. Acquisitions made between August 10, 2013 and September 18, 2013 are listed below:

1

Property Name(1)	Type of Property	GLA (Sq Ft)	Occupancy	Purchase Date	Contract Purchase Price(2)		Property Taxes(3)	Capitalization Rate(4)	Location
Johns Creek Medical Pavilion	Medical Office	90,000	87.0%	08/26/13	$20,100,000		$95,000	6.44%	Johns Creek, GA
Winn Medical Office Building II	Medical Office	22,000	100%	08/27/13	$2,800,000		$27,000	8.38%	Decatur, GA
Greeley Cottonwood MOB	Medical Office	36,000	100%	09/06/13	$7,450,000		$81,000	8.25%	Greeley, CO
UK Senior Housing Portfolio	Healthcare-Related Facility	962,000	100%	09/11/13	$472,167,000	(5)	$116,000	7.24%	England, Scotland and Jersey, UK
____________________
(1) We own 100% of all of our properties listed.
(2) The properties were acquired using net cash proceeds from this offering.
(3) Represents the real estate taxes on the property for 2012.
(4) The estimated capitalization rates are based on each property's net operating income from the in-place leases for the twelve months after the date of purchase of the respective property, including any contractual rent increases contained in such leases for these twelve months, divided by the purchase price for the respective property, exclusive of any acquisition fees and expenses paid. In calculating each property's net income, we generally estimate each property's expenses for the twelve months after the date of purchase by evaluating historical expenses of the property and adjusting for factors such as the property's age, location and other information we obtained during our due diligence examination of the property prior to its acquisition. We also estimate each property's occupancy for the twelve months after the date of purchase using assumptions regarding upcoming lease renewals or terminations based on information we obtained about the property and its tenants during our due diligence examination of the property prior to its acquisition. The capitalization rates do not reflect reserves for replacements.
(5) The net contract purchase price is £298.5 million for the UK Senior Housing Portfolio, or approximately $472.2 million based on the currency exchange rate on September 11, 2013 of $1.5818 for each pound sterling.

We will pay AHI Management Services, Inc., or AHI Management Services, an affiliate of our sub-advisor, 4.0% of the gross monthly cash receipts derived from the operations of these properties, except with respect to UK Senior Housing Portfolio, for which we will pay an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the property. Among other things, AHI Management Services has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Additionally, our advisor entities and their affiliates were paid, as compensation for services rendered in connection with the investigation, selection and acquisition of Johns Creek Medical Pavilion, Winn Medical Office Building II, Greeley Cottonwood MOB and UK Senior Housing Portfolio, an acquisition fee of 2.60% of the contract purchase price of each property, which was paid as follows: (i) in shares of our common stock in an amount equal to 0.15% of the contract purchase price, at $9.198 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees, and (ii) the remainder in cash equal to 2.45% of the contract purchase price. Other affiliates of us, our advisor or our sub-advisor may receive additional fees or other compensation as a result of our property acquisitions in accordance with the compensation provisions described in our prospectus.

Acquisition of UK Senior Housing Portfolio
On September 11, 2013, we, through our wholly owned subsidiary GA HC REIT II U.K. SH Acquisition Ltd., completed the purchase, or the Purchase Transaction, of all of the shares of Caring Homes Healthcare Group Limited, or CHHG, which was renamed GA HC REIT II CH U.K. Senior Housing Portfolio Limited in connection with the Purchase Transaction. CHHG owned (directly or indirectly through wholly-owned subsidiaries) 44 elderly care homes located in the United Kingdom. We refer to those elderly care homes individually as a Facility, and collectively as the UK Senior Housing Portfolio. The majority of the UK Senior Housing Portfolio is located in England's South East region, primarily in the Home Counties around Greater London, with additional locations near Birmingham, Bristol and Oxford. Six of the 44 Facilities are located in areas north of Edinburgh, Scotland, while two additional Facilities are located in the Channel Island of Jersey. The Purchase Transaction was completed pursuant to the terms of a share purchase agreement with Myriad Healthcare Limited dated July 6, 2013. The net contract purchase price for the UK Senior Housing Portfolio was £298.5 million, or approximately $472.2 million based on the currency exchange rate on September 11, 2013.

For a further description of the UK Senior Housing Portfolio and the material terms of the Purchase Transaction, please refer to Supplement No. 5 dated August 20, 2013.

2